VIA EDGAR

Ms. Erin Donahue

Mr. Bradley Ecker

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

October 16, 2023

Dear Ms. Donahue and Mr. Ecker:

Re:	Lanvin Group Holdings Ltd
Post-Effective Amendment No. 3 to Registration Statement on Form F-1
Filed September 15, 2023
File No. 333-269150

On behalf of Lanvin Group Holdings Limited (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 28, 2023 (the “Comment Letter”) with respect to the Post-Effective Amendment No. 2 to Registration Statement on Form F-1 filed with the Commission on September 15, 2023 (the “Post-Effective Amendment No.2”). Concurrently with the filing of this letter, the Company has filed Post-Effective Amendment No. 3 to the Registration Statement on Form F-1 (“Post-Effective Amendment No.3”) through EDGAR.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Post-Effective Amendment No.3. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Post-Effective Amendment No.3.

PARTNERS

Teresa Y Y Ko Robert S Ashworth Calvin C S Lai Thomas T Y Ng Arun Balasubramanian Simon J Weller* Grace Y H Huang K Tim Mak Alastair N C Mordaunt* Richard Wang Georgia K Dawson* Edward G Freeman John J H Choong Richard W Bird Daniel J French Richard J Perks Philip Q Li Matthew J O’Callaghan Bing X Guan Howie C H Farn Sarah X Su David W Yi

REGISTERED FOREIGN LAWYERS	*non-resident

Xin Liu (New York, USA)

Client Meeting Suite: 36th Floor, Two Exchange Square, Central, Hong Kong

Post Effective Amendment No. 2 to Form F-1

General

1.

We note that your disclosure appearing on the cover page, Summary, and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations has changed significantly from the disclosure included in your registration statement on Form F-1, File No. 333-269150 and your POSAM to that F-1 filed April 20, 2023. It is unclear to us that there have been changes in the regulatory environment warranting disclosure that mitigates the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 4, pages 7-8, pages 31-32 and page 46 of the Post-Effective Amendment No.3.

2.

We note your disclosure that the likelihood that the CSRC Trial Measures will apply to you is low. Please disclose, if true, that your headquarters and principal place of business is located in Shanghai.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 34 of the Post-Effective Amendment No.3.

3.

We note your disclosure that “the likelihood that this offering will constitute an indirect overseas offering by a PRC domestic company under the Trial Measures is low.” Please disclose, if true, that you have therefore not filed materials pursuant to the CSRC’s Trial Measures. Please also disclose whether you obtained the opinion of counsel in making your determination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 34 of the Post-Effective Amendment No.3. The Company respectfully advises the Staff that it did not obtain an opinion of counsel in making its determination. The determination was made based on the Company’s own assessment.

If you have any questions regarding the Post-Effective Amendment No.3, please contact Howie Farn by phone at + 852 2913 2797 or via email at howie.farn@freshfields.com.

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Yours faithfully

/s/ Freshfields Bruckhaus Deringer

Freshfields Bruckhaus Deringer

cc:

Yun Cheng, Chairman and Chief Executive Officer, Lanvin Group Holdings Limited

Kat Yu David Chan, Chief Financial Officer, Lanvin Group Holdings Limited

Roy Cheng, Chief Risk Officer, Lanvin Group Holdings Limited

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